**SECURITIES AND EXCHANGE COMMISSION**

[Investment Company Act Release No. 36278; File No. 812-15989]

Macquarie Infrastructure Income Opportunities Fund, <u>et al</u>.

July 31, 2026.

AGENCY:  Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application:  Applicants request an order to permit certain business development companies ("BDCs"), closed-end management investment companies, and open-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants:  Macquarie Infrastructure Income Opportunities Fund, Macquarie Wealth Advisers, LLC, Macquarie Asset Management Credit Advisers US, LLC, Macquarie Asset Management Europe S.à r.l, Macquarie Investment Management Europe Limited, MPC Americas, LLC and certain of their affiliated entities as described in Schedule A to the Application.

Filing Dates:  The application was filed on February 11, 2026, and amended on June 16, 2026 and July 31, 2026.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless the Commission orders a hearing.  Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.  The email should

include file number referenced above.  Hearing requests should be received by the Commission by 5:30 p.m. Eastern Time on August 25, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES:  The Commission:  Secretarys-Office@sec.gov.  Applicants:  Amrita Agarwal, Esq., amrita.agarwal@macquarie.com; Nicole M. Runyan, P.C., Brad A. Green, P.C., and Lisa Nosal, Esq., Kirkland & Ellis LLP, nicole.runyan@kirkland.com, brad.green@kirkland.com, and lisa.nosal@kirkland.com.

FOR FURTHER INFORMATION CONTACT:  Adam Large, Senior Special Counsel, or Deepak T. Pai, Senior Counsel at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION:  For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended application, filed July 31, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this

document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also

call the SEC's Office of Investor Education and Assistance at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

**Sherry R. Haywood,**

*Assistant Secretary.*